UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           WESTERN GOLDFIELDS, INC.
                           ------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   95828P104
                                   ---------
                                (CUSIP Number)


                                 George Rogers
                          Investec Bank (UK) Limited
                        Commodities & Resource Finance
                               2 Gresham Street
                                London EC2V 7QP
                                United Kingdom
                               (44 20) 7597 3367
                               -----------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 2007
                                  -----------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.:  95828P104                                                           Page 2 of 7 Pages
..................................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         INVESTEC BANK (UK) LIMITED
..................................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]
..................................................................................................
3.       SEC Use Only
..................................................................................................
4.       Source of Funds (See Instructions)

         Not Applicable
-------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]
-------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United Kingdom
..................................................................................................
Number of Shares   7.     Sole Voting Power            None
Beneficially       ..............................................................................
Owned by Each      8.     Shared Voting Power          9,550,000
Reporting          ..............................................................................
Persons With       9.     Sole Dispositive Power       None
                   ..............................................................................
                   10.    Shared Dispositive Power     9,550,000
..................................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,550,000
..................................................................................................
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See Instructions)

         [  ]
..................................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         8.51% based on 112,236,643 shares outstanding as of February 28, 2007.
..................................................................................................
14.      Type of Reporting Person:

         BK

CUSIP No.:  95828P104                                                           Page 3 of 7 Pages
..................................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         INVESTEC PLC
..................................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]
..................................................................................................
3.       SEC Use Only
..................................................................................................
4.       Source of Funds (See Instructions)

         Not Applicable
-------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [  ]
-------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United Kingdom
..................................................................................................
Number of Shares   7.     Sole Voting Power            None
Beneficially       ..............................................................................
Owned by Each      8.     Shared Voting Power          9,550,000
Reporting          ..............................................................................
Persons With       9.     Sole Dispositive Power       None
                   ..............................................................................
                   10.    Shared Dispositive Power     9,550,000
..................................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,550,000
..................................................................................................
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See Instructions)

         [  ]
..................................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         8.51% based on 112,236,643 shares outstanding as of February 28, 2007.
..................................................................................................
14.      Type of Reporting Person:

         HC

                                                              Page 4 of 7 Pages


     This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Western Goldfields, Inc., an Idaho corporation (the "Issuer"). This Amendment No. 1 supplements and amends the initial statement on Schedule 13D, dated February 24, 2006 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 to the Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's annual report on Form 10-KSB that was filed on March 14, 2007. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is supplemented and amended as follows:

Item 1.  Security and Issuer

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 2 Bloor Street West, Suite 2102, PO Box 110, Toronto, Canada M4W3E2.

Item 2.  Identity and Background

     This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)  Investec Bank (UK) Limited ("Investec Bank"); and

     ii) Investec plc ("Investec plc").

     This Statement relates to the Shares held for the account of Investec
Bank.

                             The Reporting Persons

     Investec Bank is a public limited company that is organized under the laws of the United Kingdom. Its principal business office is located at 2 Gresham Street, London, EC2V 7QP, United Kingdom. Investec Bank is an international, specialist banking group that provides a diverse range of financial products and services to a select client base. Investec Bank is organized as a network comprising five business divisions: Private Client Activities, Treasury and Specialized Finance, Investment Banking, Asset Management and Property Activities.

     Investec plc is a public limited company organized under the laws of the United Kingdom and its principal business office is located at 2 Gresham Street, London, EC2V 7QP, United Kingdom. The principal business of Investec plc is to serve as the parent holding company of Investec Bank.

     During the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 5 of 7 Pages


Item 5.  Interest in Securities of the Issuer

     According to information filed by the Issuer with the Securities and Exchange Commission in its most recent annual report on Form 10-KSB, the number of Shares outstanding was 112,236,643 as of February 28, 2007.

     (a) Each of Investec Bank and Investec plc may be deemed the beneficial owner of 9,550,000 Shares (approximately 8.51% of the total number of Shares outstanding). This amount consists of (A) 5,800,000 Shares held for the account of Investec Bank, and (B) 3,750,000 Shares issuable upon the exercise of Warrants held for the account of Investec Bank.

     (b) (i) Each of Investec Bank and Investec plc may be deemed to have shared power to direct the voting and disposition of the 9,550,000 Shares that they may be deemed to beneficially own as set forth above.

     (c) Except for the transactions listed on Annex A hereto, there have been no transactions effected with respect to the Shares by either of the Reporting Persons since December 15, 2006.

     (d) Not applicable.

     (e) Not applicable.

Item 7.  Material to be filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 6 of 7 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007                INVESTEC BANK (UK) LIMITED


                                     By: /s/ Alan Tapnack
                                         ---------------------------------
                                     Name:  Alan Tapnack
                                     Title: Director

                                     By: /s/ Richard Vardy
                                         ---------------------------------
                                     Name:  Richard Vardy
                                     Title: Secretary

Date: March 23, 2007                INVESTEC PLC


                                     By: /s/ Alan Tapnack
                                         ---------------------------------
                                     Name:  Alan Tapnack
                                     Title: Director

                                     By: /s/ Richard Vardy
                                         ---------------------------------
                                     Name:  Richard Vardy
                                     Title: Secretary

                                                             Page 7 of 7 Pages


                                    ANNEX A

                   RECENT TRANSACTIONS IN THE SECURITIES OF
                           WESTERN GOLDFIELDS, INC.

A. Transactions for the account of Investec Bank (UK) Limited since December 15, 2006:

---------------------------------------------------------------------------------------
Date of Transaction      Nature of Transaction   Number of Shares    Price per Share
---------------------------------------------------------------------------------------
      12/15/2006                  SALE                100,000               $ 2.09
---------------------------------------------------------------------------------------
       2/9/2007                   SALE                340,300               $ 2.00
---------------------------------------------------------------------------------------
       2/12/2007                  SALE                159,700               $ 2.00
---------------------------------------------------------------------------------------
       2/21/2007                  SALE                350,000               $ 2.00
---------------------------------------------------------------------------------------
       2/22/2007                  SALE                750,000               $ 2.00
---------------------------------------------------------------------------------------